Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an “Announcement on Appointment of the Senior Management of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

28 March 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2018-019

Announcement on Appointment of the Senior Management of

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the requirement of Article 178 of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the 8th session of the Board passed the following resolution by means of written resolution unanimously on 28 March 2018:

Appointing Mr. Luo Ming Hao as the Chief Pilot of the Company and Mr. Yang Ben Sen no longer serving as the Chief Pilot of the Company.

The term of office for the above senior management will be the same with the terms of office for this session of the Board. The number of Directors supposed to be present was 7, of which 7 attended in person. The Directors approved the above resolution unanimously after consideration. The manner and procedures for considering the relevant resolution were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Opinion of the Independent Directors:

The above candidate for the senior management of the Company is capable for meeting the relevant responsibility requirements for the appointed position, the qualification is legal, the nomination procedure is in compliance with the relevant laws, regulations and the Articles of Association of the Company, and the engagement of the above candidate by the Board is consented to.

Independent Directors: Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge

The Board of Directors of

China Southern Airlines Company Limited

28 March 2018

Attached: Profile of Mr. Luo Ming Hao

Luo Ming Hao, male, aged 55. Mr. Luo obtained a college diploma in aircraft aviation from the China Civil Aviation Flight College, a postgraduate degree in economics (in-service) from Hunan Provincial Party Committee College and an executive master degree in business administration (EMBA) from School of Economics and Management of Tsinghua University. Mr. Luo is a member of the Communist Party of China. Mr. Luo began his career in July 1982. From May 1996 to October 1997, he served as the deputy manager of Aviation Department of China Southern Airlines (Group) Hunan Company; from October 1997 to June 1998, he served as the deputy manager of Beihai Operation Branch of China Southern Airlines Hunan Company; from June 1998 to May 2002, he served as the manager of Beihai Operation Branch of China Southern Airlines Hunan Company; from May 2002 to December 2006, he served as the deputy general manager of Hunan Branch of China Southern Airlines Company Limited; from December 2006 to December 2010, he served as the general manager and the deputy secretary of the Party of Cabin Department of China Southern Airlines Company Limited; from December 2010 to July 2012, he served as the member of the Party Committee, the general manager and the deputy secretary of the Party of Dalian Branch of China Southern Airlines Company Limited; from July 2012 to March 2018, he served as the member of the Party Committee, the general manager and the deputy secretary of the Party of Guangzhou Flight Department of China Southern Airlines Company Limited.